Exhibit 12.1
Ameren Corporation
Computation of Ratio of Earnings to Fixed Charges
(Millions of Dollars, Except Ratio)

Three Months Ended March 31,
2018
Earnings available for fixed charges, as defined:
Net income attributable to Ameren Corporation	$151
Loss from equity investee	1
Tax expense based on income	42
Fixed charges excluding subsidiary preferred stock dividends tax adjustment	108
Earnings available for fixed charges, as defined	$302
Fixed charges, as defined:
Interest expense on short-term and long-term debt	$100
Estimated interest cost within rental expense	1
Amortization of net debt premium, discount, and expenses	5
Subsidiary preferred stock dividends	2
Adjust subsidiary preferred stock dividends to pretax basis	1
Total fixed charges, as defined	$109
Consolidated ratio of earnings to fixed charges	2.8